[redacted]

UN
SECURITIES AN
Wash

11019784

* AB
3/12

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
193

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-<ENTER NO>

8-66201

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LAZARD ASSET MANAGEMENT SECURITIES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

30 Rockefeller Plaza, 59TH Floor
(No. and street)

New York	**New York**	**10112**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald B. Mazzari **212-632-6290**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/21

AFFIRMATION

I, Gerald B. Mazzari, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Lazard Asset Management Securities LLC for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

____
Managing Director

State of New York
County of New York
Sworn to before me this 25th day of Feb 2011.

____
Notary Public

ROSALIE RICHICHI
Notary Public State of New York
No. 4956322
Qualified in New York County
Commission Expires Sept. 18, 2013

LAZARD ASSET MANAGEMENT SECURITIES LLC

(SEC I.D. No. 8-66201)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010,
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** document.

LAZARD ASSET MANAGEMENT SECURITIES LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Lazard Asset Management Securities LLC:

We have audited the accompanying statement of financial condition of Lazard Asset Management Securities LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Lazard Asset Management Securities LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 28, 2011

LAZARD ASSET MANAGEMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS	
CASH AND CASH EQUIVALENTS	$ 283,140
DISTRIBUTION AND SERVICING FEES RECEIVABLE	30,244
PREPAID EXPENSES	263,425
TOTAL ASSETS	$ 576,809
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accrued expenses	45,000
Payable to parent	8,595
Other	75,045
Total liabilities	128,640
MEMBER'S EQUITY	448,169
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 576,809

See notes to statement of financial condition.

1. ORGANIZATION

Lazard Asset Management Securities LLC (the "Company") was organized in the state of Delaware as a limited liability company on May 1, 2003, and commenced operations on April 1, 2004. The Company is a wholly owned subsidiary of Lazard Asset Management LLC (the "Parent"), a wholly owned subsidiary of Lazard Freres & Co. LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts primarily as a distributor of the Parent's mutual funds and as a placement agent for the Parent's private investment funds. The Company also acts as introducing broker on behalf of certain customer accounts through a fully disclosed clearing arrangement with Lazard Capital Markets LLC (LCM).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

Accounting estimates reflected in the statement of financial condition include accruals for distribution fees and professional fees.

Distribution Fees - Net — Pursuant to distribution agreements, the Company acts as the principal underwriter for the Open class shares of the Portfolios of The Lazard Funds, Inc. and Service class shares of the Portfolios of Lazard Retirement Series, Inc. (collectively, the "Mutual Funds"). The Company receives distribution fees equal to 0.25% of the average daily net assets of the Mutual Funds. The Company accounts for such arrangements in accordance with ASC 605-45, *Revenue Recognition – Principle Agent Considerations* and records its distribution fees net of fees paid to third party distributors.

Pursuant to an agreement with LCM, LCM agrees to pay to the Company, out of the aggregate fees paid to LCM by money market funds, a distribution fee with respect to each fund at the annual rate of 0.25% of the average daily net asset value of the total number of shares of such funds held in the accounts of the Company's customers at LCM. Distribution fees are recognized in the period that they are earned.

Commission Revenue, Net of Clearing Fees — The Company receives commission revenue related to the purchase or sale of securities on behalf of its customers. Clearing fees charged by LCM, the clearing broker, are netted against commission revenue. Commission revenues are recognized on a trade date basis.

The Company does not hold customer securities or customer funds.

3. INCOME TAXES

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying statement of financial condition.

The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there are uncertain tax positions that require financial statement recognition. As of December 31, 2010, no reserves for uncertain tax positions were required to be recorded for any of the Company's open tax years (from inception through 2010). The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability or expense has been recorded in the accompanying statement of financial condition.

4. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) of $50,000. In addition, the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15:1. At December 31, 2010, the Company's net capital and minimum net capital required were $185,619 and $50,000, respectively. The Company's aggregate indebtedness to net capital ratio is 0.69:1 as of December 31, 2010.

5. RELATED PARTY TRANSACTIONS

Commissions and Clearing Fees — LCM acts as the clearing broker on behalf of the Company's customers' accounts through a fully disclosed clearing arrangement with the Company. LCM is responsible for carrying and clearing transactions, executing orders for the purchase or sale of securities, and monitoring customer accounts to ensure they comply with applicable rules and requirements. The clearing fee charged by LCM relating to such services is $10 per trade. In addition, LCM executes orders for the purchase or sale of securities on behalf of the customers of the Company. Commissions due to the Company are settled on a monthly basis.

Parent Company Allocation — The Company receives services from its Parent, which provides the use of its employees, facilities and other assets. Expenses incurred by the Parent that are directly related to the Company's distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated to the Company based on revenues

Reimbursement From Parent — The Company is reimbursed by the Parent for all operating expenses, including the allocated costs noted above.

Subsequent events — Subsequent events have been evaluated through February 28, 2011, the date of issuance of the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Lazard Asset Management Securities LLC
30 Rockefeller Plaza
New York, NY 10112

In planning and performing our audit of the financial statements of Lazard Asset Management Securities LLC (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066201 FINRA DEC
LAZARD ASSET MANAGEMENT SECURITIES LLC 9*9
ATTN ROBERT MASSARONI DIRECTOR
30 ROCKEFELLER PLZ 59TH FL
NEW YORK NY 10112-0015

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ —
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	( )
C.	Less prior overpayment applied	(414)
D.	Assessment balance due or (overpayment)	(414)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (414)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $______	
H.	Overpayment carried forward $(414)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAZARD ASSET MANAGEMENT SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

DIRECTOR
(Title)

Dated the 28 day of FEBRUARY, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2010
and ending DEC 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 675,475
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	146,603
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	6,693
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REIMBURSEMENT FROM PARENT	522,143
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	675,439
2d. SIPC Net Operating Revenues	$ 36
2e. General Assessment @ .0025	$ .09

(to page 1, line 2.A.)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APLLYING AGREED-UPON PROCEDURES

To the Management Committee and Member of
Lazard Asset Management Securities LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Lazard Asset Management Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. There were no listed assessment payments in Form SIPC-7.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with the "LAM-US GAAP Account Trial Balance" schedule provided by management to support the adjustments, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the "LAM-US GAAP Account Trial Balance" schedule provided by management to support the adjustments, noting no differences.

5. Compared the overpayment of $414 applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011